

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2012

Tian Su Hua
President and Chief Executive Officer
Vantone Realty Corporation
12520 Al Westheimer #139
Houston, Texas 77077

> **Re: Vantone Realty Corporation**
> **Registration Statement on Form S-1**
> **Filed February 2, 2012**
> **File No. 333-179302**

Dear Ms. Hua:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 6. Dilution, page 12

1. We note that you have calculated the dilution per share to new shareholders based on your ability to sell 3,500,000 shares of common stock in the offering. Please revise the table to calculate the dilution per share to new shareholders based on the same assumptions about the numbers of shares sold that you have used in your Use of Proceeds section (i.e., 2,000,000, 4,000,000 and 5,000,000 shares of common stock sold).

Shares Eligible for Future Sale, page 15

2. Please revise your disclosure regarding the application of Rule 144 to the 3,500,000 shares of common stock held by your affiliate to accurately reflect the resale requirements under Rule 144(i) of the Securities Act of 1933.

Item 11. Information With respect to the Registrant, page 16

(A) Description of Business, page 16

3. We note your disclosure in the first paragraph that you have acquired a vacant lot. Please file any agreement evidencing the sale as an exhibit to your registration statement. See Item 601(b)(10) of Regulation S-K.

Products and Services, page 17

4. Please revise the third paragraph to state the basis for your statement that you will be able to attract first-time buyers to purchase homes. Alternatively, you may revise the sentence to reflect that it is your intention to attract them to purchase homes in the area. Please similarly revise the last sentence of the first full paragraph in the Marketing and Promotion section of your filing.

Marketing and Promotion, page 18

5. Please revise the first full paragraph to explain the term, "farming".

Home Design and Design Centers, page 20

6. Please revise the first paragraph to clarify whether you have conducted any of the market research activities you describe, and if not, when you intend to begin such efforts. If you have not yet created a home design or begun utilizing external consultants to create your home designs, please revise your disclosure to reflect that these are future activities and goals.

7. Please revise your disclosure to include a description of the sources and availability of raw materials and principal suppliers you will use in your business. See Item 101(h)(4)(v) of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 23

Plan of Operation, page 23

8. Please revise your disclosure to clearly describe your specific plan of operation for the next twelve months, including approximate dates for completion for your website, subdivision of land, retention of architects, completion of architect drawings and any other milestones. Please disclose when you expect to begin the marketing efforts you discuss on page 18-19 of the prospectus. Please also discuss the expected costs associated with each significant component or milestone in your plan and the anticipated sources of liquidity.

(H) Executive Compensation, page 26

9. Please file the employment agreement with Tian Su Hua as an exhibit to your registration statement. See Item 601(b)(10)(iii)(A) of Regulation S-K. If the agreement is an oral agreement, please disclose the material terms of the agreement.

10. Please revise this section to disclose the compensation paid to your executive officer and include the required Summary Compensation Table. See Item 402(m)-(n) of Regulation S-K.

Financial Statements

11. Please ensure that your financial statements appear in the body of your prospectus. It appears that they are currently placed in the middle of Part II of the registration statement, which contains the information not required to be in the prospectus.

Outside back cover page

12. Please include the dealer prospectus delivery legend required by Item 502(b) of Regulation S-K on the outside back cover page of the prospectus.

Undertakings, page 32

13. Please revise to include the undertaking required by Item 512(a)(3) of Regulation S-K.

Exhibit 3

14. We note that your certificate of incorporation states your corporate name as "Vanton Realty Corporation". Please revise the facing page of your registration statement and all references to reflect your correct corporate name in the prospectus.

Exhibit 99

15. We note that the subscription agreement states that the buyer will purchase shares of common stock of "China Inc." Please revise the agreement to reflect that the buyer will purchase shares of your company or otherwise advise us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy at (202) 551-3772 or, in her absence, Terence O'Brien, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Kevin M. Murphy